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                            June 17, 2022

       Michael Amir Williams
       Chief Executive Officer
       Oasis Real Estate Investments 1, LLC
       840 Santee Street
       Suite 605
       Los Angeles, CA 90014

                                                        Re: Oasis Real Estate
Investments 1, LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed June 6, 2022
                                                            File No. 024-11790

       Dear Mr. Williams:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Form 1-A filed June 6, 2022

       Independent Auditors' Report, page F-1

   1. We note that an accounting firm, Berman, Sosman & Rosenzweig, CPAs PLLC, is signing the audit report, but a
person, David G Rosenzweig C.P.A. is signing the consent, and is listed as the name of
the auditor on the Form 1-A template. Please tell us how you determined that the
accounting firm signing the audit report is properly licensed and registered in New York.
If only a person is licensed and registered, please remove the references to the
accounting firm from the filing, replace them with the person   s name and
                                                        make arrangements for
the person to provide an audit report, if they performed an audit.
                                                        Refer to paragraph
(c)(1)(iii) of Part F/S in Form 1-A and Rule 2-01 of Regulation S-X.
 Michael Amir Williams
Oasis Real Estate Investments 1, LLC
June 17, 2022
Page 2

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Amir Williams
                                                         Division of
Corporation Finance
Comapany NameOasis Real Estate Investments 1, LLC
                                                         Office of Real Estate
& Construction
June 17, 2022 Page 2
cc:       Louis Amatucci, Esq.
FirstName LastName